Exhibit 99.1

RADA Announces $15 Million of New Orders in Jan-Feb 2021

Growth of 150% compared to the same period in 2020;

 RADA successfully completed a secondary offering of shares of over $59 million

NETANYA, Israel, March 8, 2021 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced the receipt of over $15 million in new orders during January and February of 2021, compared to $6 million during the same period in 2020.

Out of these new orders, over 90% were orders for RADA’s software-defined tactical radars for counter UAV, short-range air defense (SHORAD) and counter fires (C-RAM). The majority of these orders were growing follow-ons from existing customers. All these orders are expected to be delivered during 2021.

Dov Sella, RADA’s CEO, commented, “While the first quarter is typically slower in new orders, the strong start to 2021 with good order momentum, 150% higher than the same period last year, strengthens our confidence that 2021 will be a year of strong revenue growth, surpassing $120 million.”

Added, Mr. Sella, referring to the recent fundraising round, “I would like to thank all those involved in a very successful secondary offering of RADA shares. We saw very strong demand with very significant over-subscription. The offering was priced at a below market-average discount when compared to the last trading value, and no discount when compared to the prior 60-days average price. Beyond the significant strengthening of our balance sheet, we welcome a number of new, long-term focused and leading institutional investment firms. I would like to thank all our shareholders for their trust and support in us, and in our strategy. We will continue to work hard to capitalize on the huge opportunities ahead of us, which we expect to bring significant value to our shareholders."

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com